# Harlan County Beer Company

**BUSINESS PLAN**



**JANUARY 2021**

# Table of Contents



# The Vision

When miners began mining, brewers began brewing. Based in the heart of the Appalachian coalfields in Eastern Kentucky, Harlan County Beer Company has a vision to bring people together to celebrate historic Harlan County's past and future. Harlan County's coal helped build America and win World War II. It's now time to say thank you to Harlan County and its people by drinking a beer! We will make that long-overdue thank you happen by brewing high-quality beer and serving delicious locally-inspired food in a beautifully-restored 100-year old historic building on the Courthouse Square in downtown Harlan, Kentucky. The goal of Harlan County Beer Company (HCBC) is to create a growing and sustainable business that strengthens community bonds, builds pride, and contributes to the growing tourism industry in Appalachia.

Harlan County is the most famous county in the United States, sung about in many country songs and eponymous with the Academy Award-winning documentary *Harlan County USA*. With the steep decline of the coal industry and coal-related jobs from 2010-2020, Harlan has struggled to find a second wind. Harlan County is in the heart of a burgeoning outdoor and adventure tourism region, but the town of Harlan risks losing relevance. Harlan was a major engine of the American economy during the 20th century and can now serve as a major inflection point for the economy of the 21st century. HCBC will be an Appalachian institution that serves as a stepping-stone to continue the revitalization of Harlan County and the region.

There is no better time than now to open a microbrewery restaurant in downtown Harlan. It was just in late 2019 that the town of Harlan voted to become "wet" and allow alcohol sales. As a result, there is no competition for bars or brewpubs in Harlan. Furthermore, the nearest microbrewery is more than 2 hours away and doesn't serve food. These factors, combined with the overall industry growth trend of hyper-local micro-breweries provide a favorable environment for launching HCBC in the late summer of 2021.

HCBC will be a multiple revenue business. First, it will start with a three-barrel brewery, producing high-quality beers mainly and initially for onsite sales but with potential for state and even national distribution. Second, it will operate as the Harlan County Brewpub/Tap-room, serving familiar tastings of soon to be well-loved beers whose names will reflect the cultural heritage of Harlan. Third, it will be a niche venue and rental space located in downtown Harlan to host musical acts and special events.

HCBC will also file officially as a Public Benefit Corporation—the 11th in the state of the Kentucky—with the view of reaching official "B-Corp" status after our first year of operation. In addition to the shareholders' own interest, the company's bylaws will officially commit to business practices that include specific public benefits. We will invest in culture and community, not just sell alcohol. The idea of a craft brewery as a model for small-town revitalization has been tested across the Midwest, with some early successes: Carson, Iowa, Valentine, Nebraska, and Ottawa, Illinois. There are also regional models of proven success such as Jarfly Brewing in Somerset (2.5 hours away), Broken Throne Brewing in Pikeville (2 hours away), and Maysville Brewing Company (3.5 hours away).



## The Team



**Gill Holland** and **Geoff Marietta** are the two principals and developers. Gill is a developer, film producer and music business exec, and entrepreneur. He helped revitalize the East Market District in Louisville— 'Nulu' and was Louisville Magazine's 2009 "Person of the Year".  He is currently eight years into a 10-year, $35 million plan to revitalize Louisville's historic Portland neighborhood.  Gill has extensive experience investing in challenged areas and is known as an economic developer and community builder.  Gill prefers lager, kolsch and pilsner beers.



**Geoff Marietta** is a serial entrepreneur, real estate investor, and small business owner in Eastern Kentucky.  He is founder and owner of Trillium Ventures, a community development real estate company that invests and restores historic main street buildings in the region.  He also founded, Mountain Tech Media, an Eastern Kentucky based digital media company.  Former leadership positions in the region include President of the Harlan County Chamber of Commerce, Chair of the Harlan County Industrial Development Authority, and former Executive Director of Pine Mountain Settlement School. Geoff has a Harvard MBA and PhD, and founded and led a successful software company to acquisition. He and his wife, Sky, and their children Harlan and Perry live in the region.



# The Opportunity

Up until November 5th, 2019, the Harlan's liquor laws only allowed "moist" establishments; alcohol could only be served with food at a restaurant with the capacity to seat more than 100. Furthermore, sales could be no more than 30% of total revenue. Consequently, Harlan has no bars within a 30-minute drive. Also, there are currently no restaurants downtown that can serve alcohol and only two within the city limits. The November 5th vote to change the liquor sales policies opens up a market space in Harlan that has literally been prohibited by law.

The brewing industry at large is also in a unique position. The craft beer industry as a whole is growing, even as the entire beer industry is in decline. The overall volume of beer sales shrank 0.8% in 2018, while the production and sales of craft beer grew by 3.9% and import beer grew 3.6%. Regional craft breweries have seen the largest amount of growth between 2012 and 2018 in volume but have leveled off in growth while microbreweries make up the largest growing segment of the craft beer industry. The Covid pandemic has certainly affected the industry, but only by accelerating existing trends. Hyperlocal "**taproom first focus**" breweries that focus on onsite consumption are growing faster than ever; those breweries that attempted distribution but couldn't reach economies of scale are declining. The reason is simple; taproom beer sales have a gross margin of 92%. In the Brewer's Association Jan/Feb 2019 journal, The New Brewer focuses heavily on the "Taproom Boom" and reasons why that business model is driving strong growth for small, independent craft breweries in an increasingly competitive marketplace. Furthermore, the World Food Tourism Association listed taproom craft breweries as one of the top 6 "opportunities for growth" in 2021.



All that said, Eastern Kentucky has remained a "craft beer desert". The nearest craft brewer to Harlan, Kentucky is located more than two hours away. The craft movement is centered around the concept of "local" and the population of Eastern Kentucky is thirsty for local, craft beer options.



# The Location

The location of the Harlan County Beer Company and Brewpub will be in the heart of the town of Harlan at 120 East Central Street on the corner of 1st Street. The management team owns the building and will lease it for $1/year for five years. The building is just over 10,000 total square feet on three floors, 44 x 80 ft each. At the junction of Highways I-119 and I-421 as well as U.S. Route 31, Harlan is in a prime spot to benefit from potential trucker and transit expenditures. Harlan is also the county seat of Harlan County. Lawyers, administrators, and government officials visit daily. There is also ample tourism. According to *Mountain News*,



"business owners estimate about 75 percent of their business comes from tourists passing through." A bar located at the center of town right off the freeway is perfectly located to garner this previously untapped business (pun intended).







**Brewery Location**



**Distance to Closest Breweries**



## The Competition

Currently there are only two locations in Harlan that serve alcohol and neither are located downtown. These are restaurants that serve alcohol with their food. They do not function as bars or taprooms.   Online customer reviews for these venues consistently note that these locales are the only places where alcohol is available in an otherwise, until recently, "dry" county:

*"The best thing is the alcohol selection as it serves alcohol in a dry county."*

*"And they have a bar. Only a few places in town serve alcohol."*

*"The City of Harlan is apparently dry on Sunday, and I could not get a much-needed beer."*

*"With a full-service bar, you can have your favorite on-tap beer with your meal."*

There is evidently a latent demand for alcohol in Harlan County.  Extensive anecdotal evidence suggests that Harlan residents are currently driving the thirty minutes to Cumberland to purchase their alcohol:

*"Because the four-wheelers (truckers) and all, when they come here that's what they ask:  where to go to purchase their alcoholic beverages. They want to know where…they can get a drink. The sad part about that is if they're wanting packaged beverages we have to send them out of town".*
*-- Donna Hoskins, Harlan County Clerk.*

Furthermore, the closest breweries to HCBC are more than 2 hours away. These hyperlocal breweries cater exclusively to the local community and have shown that HCBC's model can be successful. These breweries and their beers include:



| Brewery and Location | Mission | Beers |
|---|---|---|
| *Sawstone Brewing*, *Morehead, KY* | Brewing healthy, tasty and creative beer, served to the entire adult community. | Cream Ale, Kentucky Common, California Common, "Old & In The Way" Light Lager, Centennial IPA, Fest Bier, Porter, Berliner Weisse, "Friend of the Devil" Belgian Trippel, Finley's Irish Stout, |
| *Jarfly Brewing*, *Somerset, KY* | We're expanding these traditions and fermenting distinctive flavors that satisfy the thirsts of our customers while challenging their ideas of how good a beer can be. | Sixohsix, Nice Day Session IPA, #GetWeird Vol. 5 Blueberry Farmhouse Ale, Back to Abnormal, Kentucky Common Ale, Perfidious Albion, Goldberg Golden Rye Ale, Brut Allures, Barrel-aged Ballhoot Black IPA, Baxter's Coffee Stout, Ballhoot Black IPA, 76 Falls |
| *Duelling Barrels*, *Pikeville, KY* | Where hand-crafted beverages are a toast to the proud spirit of the mountains and the passionate people who shape the region. | Appalachian White Ale, Big Sandy Cream Ale, Black Mountain IPA, Coal Porter, Cut Thru Hefe, Hopfield & McCoy IPA, Pikeville Ale, Apple Orchard, Bonfire, Mountain Flower, Original |



# Appalachian Niche

Appalachia has a rich cultural history, and breweries are becoming a central factor of Appalachian identity. The Asheville region has over fifty Breweries within its city limits and is commonly referred to as the "Brewery Capital of America". North Carolina boasts more than 300 breweries. While there is already a well-established beer heritage in the greater Appalachian region, the state of Kentucky has lagged behind, and has only 47 state brewery licenses and is associated with Bourbon and distilling more than beer and brewing. We aim to help change this. While HCBC is on track to be the first brewery in Harlan County and only the second in Appalachian KY, it will inherit and contribute to a well-established regional heritage and identity.

Harlan County has recently been looking to its mining history to capitalize on tourism. In the town of Lynch, the "Portal 31" tourist attraction recently opened up, which gives visitors a nostalgic glimpse of a by-gone era. The TV series "Justified" is set in Harlan and the 2020 Sundance Film Festival boasted a Harlan-filmed feature "The Evening Hour" from Braden King. There are many famous musical artists (Steve Earle, Pete Seeger, Patty Loveless, Emmylou Harris, Tyler Childers to name a few) with songs about Harlan. Our tribute to Appalachian culture can bolster interest in Harlan, help leverage the folks coming to visit and increase our own foot-traffic in the taproom.




## Third Places, Music, Wi-Fi and Community

Currently, one of the most popular current local meet-up space in Harlan is McDonalds. The draw?  Not the food, but Wi-Fi.  Many Harlan residents currently go to the local McDonalds because it's where they can access wireless internet.   While there are gathering places and churches in town,  Harlan has a shortage of secular "third spaces" (spaces outside of home and work to meet, relax and have fun) that can also be a catalyst for community pride and cohesion.  As a venue, the Harlan County Beer Company Brewpub is positioned to fill the unique niche of a cross-roads in a town thirsty for shared spaces.

In addition to having Wi-Fi on site, HCBC will be designed to facilitate musical performances.  Appalachia played an important role in the evolution of American music.  The story of American music is heavily influenced by where country and blues met and melded.  Bluegrass as a genre even owes its name to Kentucky natives Bill Monroe and the Bluegrass Boys.  HCBC Team Member Gill Holland owns one of Kentucky's premier music companies sonaBLAST!, served on the board of directors for many years of the International Bluegrass Music Museum, and is part owner of Forecastle Festival, one of the biggest music festivals in the state.  He will be value-add in this space. For HCBC the goal will be to incorporate music as a tribute to and torch-bearer of Appalachian heritage while serving as a third place and stand-in town center where people can come, connect, engage and enjoy.



# The Beer Plan and Customer Breakdown

We begin with a Portland Kettle Works Complete Brewhouse 4 barrel / 4 unitanks / 8 serving tank system capable of producing a broad range of styles in an anticipated capacity of 500 barrels per year. Portland Kettle Works is a well-respected American-made brewing equipment manufacturer. The market in Harlan can be narrowed into a few segments including working professionals, undergraduate and professional students, families, craft brewery enthusiasts, and tourists.

- **Working professionals** – Harlan County is home to many doctors, lawyers, banking, insurance, pharmaceutical and other sales professionals. The community is a financial hub for the region. These professionals either have traveled for business or gone to other cities to earn their education. The hospital brings in many professionals working as locums. These individuals have experienced high quality dining for reasonable prices in other communities and now desire to see something like that in the area. These individuals would likely be aged 30-55 and have a household income higher than $150,000/yr. They like to be seen in town and appreciate supporting local business. This group has a tendency to consume multiple drinks in town per week. On days they do not eat dinner in town, they may have a drink before they go home at the end of the day. This group also likes to bring their out-of-town friends or business acquaintances to local restaurants that are very good. They are trendsetters in the area and are key to the start of any business.

- **Professional or Undergraduate Student** – Students at Southeast Kentucky Technical Community College and medical residency students with the Appalachian Regional Healthcare Hospital are with ten minutes of the proposed location. These students don't tend to have large amounts of disposable income but they are sometimes living on credit cards and student loans. They are more likely to budget funds specifically for eating out and they are very value-conscious. This group also tends to be a later crowd showing up at local restaurants around 7:30 or later. They may well consume multiple drinks in one sitting. This group will study throughout the week, but when they have had a big exam, they will spend the evening celebrating with alcoholic beverages. This group also has some individuals that do not drink and therefore when the group goes out they can be the decision maker to where the group goes first to eat. These individuals are also looking for higher quality products for these special occasions even if it is not alcohol. This group due to their price-conscious nature would be influenced most by discounts and happy hours.



- **Families** – Many families live in Harlan, but even more common is the family that lives outside the city but comes to town to have dinner. This group comes in early and appreciates a relaxed atmosphere where they can bring their children while at the same time feeling like they are in a bar. The families at the brewpub will be least likely to consume alcohol with their meals, opting for options like craft soda. Families are very price and selection conscious, looking for options that their children will find appetizing and not too "weird" while the parents believe the option is wholesome. This group is looking for value while trying to serve a family. Parents enjoy variety while allowing their children the opportunity to enjoy their standards. These groups are also focused on time. Many families may have other engagements like sports and school activities and are trying to get a quick dinner before the event. Gaining a reputation of being fast, safe and tasty will go a long way with this segment.

- **Craft Brew Enthusiasts** – Craft beer drinkers know what they like and enjoy variety. This group is focused on the quality of the product and through systems like Untapped and "rate beer" are eager to voice their opinion. This segment is interested in the "new" factor of any product they are looking to purchase. They are part of the "Pokemon" generation where they need to "catch them all" and try all of the beer or food items on offer. When they return to the establishment they will ask for whatever is new and they are likely to order whatever it is regardless of style. They may then go back to whatever their staple is. This group is the most likely to order samplers (known as "flights") and would be the type of person to order one of every taco or food item. They are trendsetters *en masse* as they rate the establishment on Yelp and the beers on other services. These individuals are concerned with the story of an establishment and knowing where the products come from as well as knowing how they are made. They want to talk to the brewers and learn all the information they can find about a product online. For this segment, it is especially important to always have high quality products as a single misstep can result in a poor review and a poor public perception.

- **Tourists** – Harlan County is home to world-class off-roading trails, eco-tourism, and cultural heritage tourism. Tens of thousands visit the County every year. HCBC will monopolize these tourism visitors as the only high-quality restaurant and brewery experience within 100 miles.



Appealing to these customer segments will require producing beer that is high quality, tasteful, and familiar. Some simple strategies to tap their interest include brewing beer that has broad flavor profiles and is cost accessible. As a business that strives to be a cornerstone in the community, we will be dedicated to responding to the demographics of our clientele as they grow and change. In terms of beers and flavors, we are going to emphasize local as opposed to craft beer. We want to have interesting local flavors but we aren't trying to cater to the national trends of a young/male craft beer culture which emphasizes lots of hops and IPA's. Those can be a turn-off to more main-stream, and also female drinkers. With a smaller barrel system, we will be well positioned to adapt to the differing desires and needs accordingly.

**Styles and Pricing**

We'll do draft offerings on-site and growlers/crowlers for take home. We will begin with eight classic beer styles named after the most well-known coal camp towns in Harlan County. These could include:

- Benham Belgian
- Cawood Kolsch
- Evarts Seltzer
- Harlan Hefeweizen
- Lynch Lager
- Northside IPA
- Wallins Porter
- Whitestar Pale Ale

HCBC may also at times produce mixed fermentation and specialty beers named after other specific attributes of Harlan culture.

Our pricing for our drafts will be between $4.00-$6.00, averaging $5.00 per pint. By keeping the price low we will both keep ourselves priced appropriately for our location and also attract a broad customer base. More specialty products may come in smaller glasses and be priced higher. We will also offer growlers, crowlers, keg sales as well as merchandise.

**Sales Strategy**

Our sales strategy focuses on direct sales to consumers through the taproom. Beer is a highly profitable product when sold on-site, and the structure of the business is to drive the sales of this high profit margin item by offering this high quality product in an environment that offers more than just a beer experience.

Once HCBC is established, there may be ways to further attract craft beer consumer-tourists with sours, specialty wild and wood-aged beer. These products are not just a passion project or profit center but could also operate as a marketing tool to get our brewery recognition in the broader market and to make our taproom a destination for beer enthusiasts.

We may also implement a "mug club" program where we will make labelled beer steins that folks can buy and leave at the bar. Reduced-price refills can incentivize return and repeat customers.



13

## Marketing

We are going to leverage being the first brewery in Harlan to garner earned media in various forms: "The Mountain Eagle", "Harlan Enterprise"; and local radio stations including, W242BR (WEKH) Harlan Public Radio and WEKH Hazard Public Radio, as well as extending into the "Tri-Cities" region of Johnson City (TN), Bristol, and Kingsport.

We intend to use local print and radio for marketing in tandem with a grass-roots social media campaign. There are not a lot of local businesses that are active in Harlan on social media and we will also provide free wireless for Harlan. This will be a big deal. For Harlan locals we could also do a "Like for Lager" to get discounted beer on their first visit if they follow us on social media, and thereby develop the ability to communicate directly with the community about what's going on in HCBC as well as Harlan more broadly via Instagram, Facebook, Tiktok and Twitter.

We will also develop limited-release package products which will serve as our greatest marketing tool for beer distribution. Small-batch, specialty bottled or canned products are incredibly sought-after and generate the majority of the buzz marketing for breweries on social media and beer forums. Collaborations are also an excellent way to reach broader customer bases by partnering your brand with another brand's recognition and reputation.

## Taxation

The Alcohol and Tobacco Tax and Trade Bureau requires a $7 / barrel ("bbl") excise tax on all finished goods produced in a brewery for capacities under 60,000 bbls per year. For breweries under 7,000 bbl / year capacities, taxes are paid quarterly. KY Department of Revenue's policies on alcohol are much more convoluted and require both an excise tax of $.80/gallon and then a $.08645 sales tax on all products sold onsite to be paid to the state distributor, who then pays the Department of Revenue. There is, of course, a 6% sales tax on all other items sold.

## Water Filtration

Water purity is important to beer quality. Harlan water is drawn from the alluvial aquifer, much deeper than any shallow watershed, and is one of the natural geographic and strategic advantages of Appalachia. The Harlan Municipal Utilities practices reverse osmosis or "RO" filtration on a top of the line system. In short, Harlan water is pure and clean. When brewing, we'll run our own reverse osmosis purifier to take out the trace chlorine that the city requires for tap-water.







# Financial Overview

We keep our startup costs low by having used debt financing to purchase the brewery equipment and have a lease of $1/year for the first five years of operations, and only $1,000/month thereafter. As the Founders and Management Team Gill Holland and Geoff Marietta own the building where the brewery is located. Therefore our startup cost is $250,000 as outlined in the table below, most of which goes towards startup inventory, restaurant furniture, and operating capital. The Operating capital is significant as it is meant to buoy the business in the early phase and ensure a long enough runway for future success. These funds will be raised on the Wefunder platform. If the target startup cost is not full raised, the management team will use traditional debt financing. Holland and Marietta own the building as well as a number of additional real estate assets that can be leveraged to raise funds to launch the brewery.

| Brewery Equipment | $75,000.00 |
|---|---|
| Taproom Equipment | $20,000.00 |
| Restaurant Equipment and Furnishings | $65,000.00 |
| Raw Materials | $10,000.00 |
| Professional Services | $5,000.00 |
| Pre-Opening Expenses | $15,000.00 |
| Operating Capital | $60,000.00 |
| Total Starting Capital | $250,000.00 |

**Sales Forecast**

Attached are detailed financials. The sales forecast is based on being open for business six days a week, for a target of around 300 days a year. Projections are based upon average beer ticket prices of $7.50 dollars per person (1.5 draft beers) and food ticket of $8.33. These projections reflect increased foot traffic on weekends and during weekly events.

**Year 1 Projection:** Average of 71 customers or 107 beers a day, at an average of $5.50 dollars per beer, plus 50 food items per day at an average cost of $8.33 for a total of $337,000 first year gross revenue. HCBC plans to sell merchandise (cozies, tee-shirts, mugs) as well, aiming for $6,000 annually.

**Year 2 Projection:** Assuming 15 percent year over year growth with foot traffic to 80 customers per day purchasing just over 120 beers. Growth rate for food is similar with a projected total annual revenue of $417,000.

**Years 3-5 Projections:** Assuming 15 percent year over year growth in addition to increased wholesale beer sales for years 3 through 5 with annualized revenue at $510,000, $637,000, and $821,000, respectively.

All of these are forward-looking projections that cannot be guaranteed.



## B-Corp plans and how it effects our business model

For Harlan County Beer Company LLC, filing as a Public Benefit Company means that the value added to the community and the region of Harlan County and Appalachia is an integral part of the business vision. Filing as a Public Benefit Corporation will allow the board of directors to devote some portion of its assets and energies to "public benefit purposes" without being  charged with having violated its duties, including any obligation to maximize shareholder value. In Harlan, the HCBC "share-holders" are very clearly not the only "stake-holders."  The goal is to build a profitable company, but also one that conducts business in a meaningful way that builds up the community rather than exploiting it. We are committing to paying to paying the taproom employees the MIT "Living Wage" for Harlan.

After our first year of operation HCBC will be eligible to apply for full "B Corp" status. "B Corp" is the gold standard for socially, economically and environmentally conscious companies.  Filing as a B Corp will hopefully work to set a precedent in the region for incoming re-investment to Harlan.



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## Harlan Final Analysis and Context

The HCBC investment is a bet on Harlan being prime for revitalization and re-investment. The landslide vote to change the liquor laws represents an openness to new opportunities and a new direction for a town that had been gridlocked on their alcohol policy and their approach to tourism for years.

We are already seeing the beginnings of a steady trickle of new investments and initiatives in Harlan. For example, there is increasing investment in the arts in Harlan. The 2nd annual Mountain Mega Mural and Community design fest was a huge success this year and is paving the way toward a renewal of the arts in Harlan. There have been seeds of new movements and dynamism. In the town of Lynch, a new tourist experience recently opened allowing visitors to walk the paths of old mines. Brandon Pennington, Executive Director of the Harlan County Tourist and Convention Commission, is optimistic about Harlan's future, "With Harlan County being so resilient, one way or another we'll make it work. We're here to stay. We're here to make an impact, and we're here for a brighter future".

The Harlan County Beer Company and investments like it have the chance to be at the center of a turning point for the city. For Harlan County Beer Company specifically:

1. **The founders own the building** – The founders and management team own the building and will lease it at $1/year for five years. Also, the location of the building is perfect, in the middle of downtown Harlan across the street from the courthouse.

2. **No competition**—The relative market space is very inviting with only two restaurants in the surrounding area that even serve alcohol, and none of which focus on alcohol or function as a bar. The nearest breweries are more than 2 hours away.

3. **High-margin, diversified revenue streams** – Taproom beer sales have approximately 92% gross margins. Combine high-margin beer sales with food, events, and merchandise, and we have a diversified revenue stream that is resilient to cyclical alcohol sales.

4. **Experienced team with a winning track record** – Gill Holland and Geoff Marietta are experienced investors, entrepreneurs, and business owners. Together they own restaurants, coffee shops, film and recording studios, technology companies, and multiple real estate ventures

Not only is investing in Harlan County Beer Company the right investment, it's also the right thing to do. With Gill's success in 'NuLu' and the Portland neighborhood, as well as Geoff's local leadership, with the already existing businesses, buildings and partnerships in Harlan, HCBC is precisely the sort of initiative that has the potential to successfully kick-start the revitalization of Harlan.

